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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                   F O R M 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
              OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2003

                              ROBOGROUP T.E.K. LTD.
                              (Name of Registrant)


      Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ___ No ____

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________


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                              ROBOGROUP T.E.K. LTD.

6-K Items

1. Immediate Disclosure re sale of shares by a related party dated May 19, 2003.



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                                                                          Item 1


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                              Immediate Disclosure


Notice is hereby given that on May 19, 2003, RoboGroup T.E.K. Ltd. filed an immediate report with the Israeli Securities Authority regarding changes in holdings of related parties in accordance with the Securities Regulations (Immediate and Periodic Reports). The report was filed Israeli Securities Authority in connection with the sale by Mrs. Eileen Missulawin, the wife of Gideon Missulawin, a director of the company, of 42,925 ordinary shares of the company, par value 0.5, during the period April 14 through May 15, 2003.



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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            ROBOGROUP T.E.K. LTD.
                                            ---------------------
                                                (Registrant)




                                            By: /s/ Rafael Aravot
                                                -----------------
                                                Rafael Aravot
                                                Chief Executive Officer


Date:  May 20, 2003